FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, April 16, 2013

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Av. Libertador General Bernardo O’Higgins 1449

Santiago

REF: DIVIDEND PAYMENT

Dear Sir,

In accordance with the provisions of the Document N° 660 from October 22, 1986 of this Superintendence, I hereby attach the Annex N° 1 of the aforementioned document, with the information regarding the payment of the remaining final dividend of Ch$ 11.24302 per share, which was approved in the last Ordinary Shareholders’ Meeting of Endesa Chile, held on April 15th, 2013, to be paid in cash and attributable to fiscal period ended December 31, 2012, starting on May 9, 2013, to all the legally registered shareholders at the midnight of the fifth working day previous to that date.

Yours sincerely,

p.p Humberto Bermúdez Ramírez.

Legal Counsel

Endesa Chile

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE ONLY:

...

FORM N°	1
DIVIDEND PAYMENT

0.01 Original Information : ___YES_ (YES/NO)	0.02 Closing Date : __04___/__16___/__2013___ (MM/DD/YY)

I.  IDENTIFICATION OF THE COMPANY AND SECTOR

I.O1. R.U.T.	: _91.081.000-6________	I.02 Original Form.: _04_/_16_/_2013__	(MM/DD/YY)
1.03 Company Name: _EMPRESA NACIONAL DE ELECTRICIDAD S.A.______________________
I.04 N° Securities Registration : __114______	I.05 Series :___Unique___________
I.06 Stock Code : __ENDESA________________	l.07 Movement:_54_______________

2. AGREEMENT AND DIVIDEND AMMOUNT

2.01 Agreement Date :_04_/_15__/_2013__	(MM/DD/YY)
2.02 Agreement by : __1_	(1: Ordinary Shareholders’ Meeting; 2: Extraordinary Shareholders’ Meeting; 3: Board Meeting).
.03 Total Dividend Amount: _Ch$_92,212,563,427.- ______		2.04 Type of currency : $ _--_________________

3. SHARES AND SHAREHOLDERS ENTITLED

3.01 Number of Shares :_8,201,754,580.-_________	3.02 Cut of date : __05__/_03__/_2013_ (MM/DD/YY)

4. TYPE OF DIVIDEND

4.01 Dividend type : _2__ (1: Interim; 2: Final mandatory minimum; 3: Additional dividend).
4.02 Last considered day of the period: _12__/_31__/_2012__ (MM/DD/YY)
4.03 Type of Payment : __1__ ( 1: Cash; 2 Optional in cash or shares of the company; 3; Optional in cash or other companies shares ; 4: Other).

5. DIVIDEND PAYMENT AMOUNT (whether in cash or optional in cash or shares)

5.01 Amount : __Ch$11.24302. per share 5.02 Type of currency : Ch$ _-_-___________
5.03 date of payment : ___05____/__09____/__2013__ (MM/DD/YY)

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

6. OPTIONAL DIVIDEND DISTRIBUTION IN SHARES

6.01 Starting date of option : ______/_____/_____	(MM/DD/YY)
6.02 Ending date of option : ______/______/_____	(MM/DD/YY)
6.03 Submission date : ______/______/_____	(MM/DD/YY)
6.04 Series to opt : __________________	(Only if the option is in shares of the same
6.05 Post movement shares: __________________	emission)
6.06 R.U.T. issuing company :__________________	(Only if the option is in shares of which the
6.07 Stock code :__________________	company owns)
6.08 Factor of shares: __________________	shares to be received for each share entitled.
entitlement
6.09 Price per share :__________________ / share.	6.10 Type of currency: Ch$ ____________

7. OBSERVATIONS

-          The tax credit that could have this dividend will be announced promptly to shareholders.

-          The publication of the dividend announcement, will be made in el El Mercurio of Santiago newspaper on , April 25, 2013.

-          Empresa Nacional de Electricidad SA, is  a publicly held stock company.

-          The  dividend payment will be charged to  the net income for the year ended December 31, 2012..

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility."

NAME AND SIGNATURE OF THE LEGAL REPRESENTATIVE:

                                               ___________________________________________________________________________

                                                           Claudio Iglesis Guillard                                     Luis Larumbe Aragón

                                                               C.N.I  N° 7.289.154-8                               C.I. for Foreigners N° 23.303.647-1

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 17, 2013